VIA EDGAR
January 27, 2006
Mr. James B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0404

Re:	Noven Pharmaceuticals, Inc. Annual Report on Form 10-K for the year ended December 31, 2004 File No. 0-17254
Dear Mr. Rosenberg:
     This letter responds to the Securities and Exchange Commission’s (“SEC”) comments to the Annual Report on Form 10-K of Noven Pharmaceuticals, Inc. (“Noven”) for the year ended December 31, 2004. The SEC provided Noven with its comments in a letter dated December 14, 2005 to Diane M. Barrett, Noven’s Vice President and Chief Financial Officer. In organizing the responses to the SEC’s comments, Noven followed the numbering convention that the SEC used in its letter to Noven.
     Please note that comments 1 and 8 involve Noven’s significant unconsolidated joint venture, Vivelle Ventures, LLC (“Novogyne”).
Novartis Pharmaceuticals Corporation (“Novartis”) is the majority owner of Novogyne and is responsible for the financial reporting for Novogyne. Accordingly, the responses to comments 1 and 8 contain information that has been prepared by Novartis.
     Noven believes that it has fully responded to the SEC’s comments 1 – 6 and 8 and will reflect the responses below, as appropriate, in future filings beginning with its Form 10-K for the year ended December 31, 2005. Noven will supplementally respond to the SEC’s comment 7 no later than Friday, February 10, 2006.

Form 10-K – December 31, 2004
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Estimates
Revenue Recognition, page 45
1.	We believe your disclosure, and corresponding disclosures within the financial statements of Novogyne, related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved. Please provide us the following in disclosure-type format:
a)	The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or other type of sensitivity analysis.

b)	To the extent that information you consider in estimating each accrual is quantifiable, discuss both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could be potentially be returned as of the balance sheet date and disaggregated by expiration period.

c)	If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer’s ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

d)	Your product return policy as it relates to your sales to wholesale distributors, hospitals, clinics, and retail pharmacies.

e)	A roll forward of the liability for each estimate for each period presented showing the following:
a.	Beginning balance,

b.	Current provision related to sales made in current period,

c.	Current provision related to sales made in prior periods,

d.	Actual returns or credits in current period related to sales made in current period,

e.	Actual returns or credits in current period related to sales made in prior periods, and

f.	Ending balance.
f)	A discussion of the period to period comparisons of the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

     For background information, the following is Novogyne’s disclosure related to estimates of items that reduce gross sales that was included in Novogyne’s financial statements at note 2 Summary of Significant Accounting Policies set forth on page 120 of Noven’s Form 10-K for the year ended December 31, 2004. The “Company” in this disclosure refers to Novogyne.
     Sales Allowances
     Novartis records the Company’s sales net of sales allowances for chargebacks, Medicaid rebates, managed healthcare rebates, cash discounts and other allowances. Novartis maintains the reserves associated with such sales allowances on behalf of the Company and pays all moneys owed and issues credits to individual customers as deemed necessary. The contracts that underlie these transactions are maintained by Novartis for its business as a whole and allocated to the Company for its products. Based on an analysis of the underlying activity, the amounts recorded by the Company represent Novartis’ best estimate of these charges that apply to sales of the Company. Provision for sales returns are estimated based on historical experience and may vary in future periods.
     The following table sets forth the reconciliation of the Company’s third party gross sales to third party net sales by each significant category of sales allowances:

	Years Ended December 31
	2004	2003	2002
Gross sales	$121,212,227	$117,776,888	$125,505,478
Sales returns	6,224,072	7,925,829	14,272,112
Managed health care rebates	7,924,918	6,574,981	6,664,917
Cash discounts	2,425,331	2,362,639	2,509,380
Medicaid rebates	1,040,227	752,594	948,015
Chargebacks	860,412	838,245	2,309,408
Other deductions	902,739	750,336	1,046,100

Total sales allowances	19,377,699	19,204,624	27,749,932

Net sales	$101,834,528	$98,572,264	$97,755,546

     This disclosure will be continued in Novogyne’s financial statements for the year ended December 31, 2005, which will be included in Noven’s 2005 Form 10-K.
     The following is Novogyne’s disclosure related to estimates of items that reduce gross sales that was included in Novogyne’s financial statements at note 4 Allowance for Returns set forth on pages 121 and 122 of Noven’s Form 10-K for the year ended December 31, 2004:

     The methodology used by the Company to estimate product returns related to expired product is based on (a) historical experience of actual product returns and (b) the estimated lag time between when an actual sale takes place in relation to when the products are physically returned by a customer. The historical actual returns rate is then applied to product sales during the estimated lag period to develop the returns estimate.
     The activity for the returns reserve for the three years ended December 31, 2004 is as follows:

Balance December 31, 2001	$6,673,109
Additions — charged to expense	14,272,112
Deductions and adjustments	(8,165,215)

Balance December 31, 2002	12,780,006
Additions — charged to expense	7,925,829
Deductions and adjustments	(6,465,554)

Balance December 31, 2003	14,240,281
Additions — charged to expense	6,224,072
Deductions and adjustments	(11,295,497)

Balance December 31, 2004	$9,168,856

     This disclosure will be continued in Novogyne’s financial statements for the year ended December 31, 2005, which will be included in Noven’s 2005 Form 10-K.
     In response to comments 1a, b, d and e, Noven will include the following enhanced disclosure with respect to Novogyne’s accounting policy for revenue recognition in Management’s Discussion and Analysis of Financial Condition and Results of Operations in its Form 10-K for the year ended December 31, 2005:
Revenue Recognition
     Product sales are recognized when title and risk of loss for the products is transferred to the customer. At the time of sale, estimates for a variety of sales deductions, including rebates, discounts and incentives, and product returns, are recorded as a reduction of revenue. These deductions represent estimates of the related obligations, requiring the use of judgment when estimating the impact of these sales deductions on gross sales for a reporting period. These estimates for revenue deductions are derived utilizing a combination of information received from third parties, including market data, inventory reports from its major wholesale customers, historical information and other analysis. These adjustments are reported net of Gross Sales to arrive at Net Sales.

     The following briefly describes the nature of each revenue deduction and how the related accruals are estimated by Novogyne:
     The US Medicaid program is a state-government-administered program that uses state and federal funds to provide assistance to certain vulnerable and needy individuals and families. In 1990, the Medicaid Drug Rebate Program was established to reduce state and federal expenditures for prescription drugs. Under the rebate program, rebates are paid to states based on drugs paid for by those states. Provisions for estimating Medicaid rebates are calculated using a combination of historical experience, product and population growth, price increases, the impact of contracting strategies and specific terms in the individual state agreements. These provisions are then adjusted based upon the established re-filing process with individual states. For Medicaid, the calculation of rebates involves interpretation of relevant regulations, which are subject to challenge or change in interpretative guidance by government authorities. Since Medicaid rebates are typically billed up to six months after the product is dispensed, any rebate adjustments may involve revisions of accruals for several quarters. Novogyne’s management believes that due to Novartis’ extensive experience with Medicaid rebates, it is able to reasonably estimate rebates.
     The products also participate in prescription drug savings programs that offer savings to patients that are eligible participants under US Medicare programs. These savings vary based on a patient’s current drug coverage and personal income levels. Provisions for the obligations under these programs are based on historical experience, trend analysis and current program terms. On January 1, 2006, an additional prescription drug benefit will be added to the US Medicare program. Individuals that have dual Medicaid/Medicare drug benefit eligibility will have their Medicaid prescription drug coverage replaced on January 1, 2006 by the new Medicare Part D coverage, provided by private prescription drug plans. The change will lead to a shift of plan participants between programs in which the products participate. The estimated impact of this shift that is related to 2005 sales has been reflected in Novogyne’s sales accruals at the end of 2005 although the impact was relatively neutral to Novogyne’s products.
     Wholesaler chargebacks relate to contractual arrangements with certain indirect customers to sell products at prices that are lower than the list price charged to wholesalers. A wholesaler chargeback represents the difference between the invoice price charged to the wholesaler and the indirect customer’s contract discount price. Provisions for estimating chargebacks are calculated using a combination of historical experience, product growth rates and the specific terms in each agreement. Wholesaler chargebacks are generally settled within a few weeks of incurring the liability.
     Managed health care rebates are offered to key managed health care, group purchasing organizations and other direct and indirect customers to sustain and increase product market share. These rebate programs provide that the customer receive a rebate after attaining certain performance parameters relating to product purchases, formulary status and/or pre-established market share milestones relative to competitors. Since rebates are contractually agreed upon, rebates are estimated based on the specific terms in each agreement, historical experience and product growth rates. The sales performance of products subject to managed health care rebates and other contract discounts and levels of inventory in the distribution channel are tracked, and adjustments to the accrual are made periodically to reflect actual experience.
     In order to evaluate adequacy of ending accrual balances, Novogyne uses both internal and external estimates of the level of inventory in the distribution channel and the rebate claims processing lag time. External data sources include periodic reports of wholesalers and purchased third party market data. Management internally estimates the inventory level in the retail channel and in transit.
     It is customary in the pharmaceutical industry to allow returns of unused stocks within six months of shelf-life expiry. Novogyne’s policy is that no product will be shipped with less than nine months of remaining shelf-life and Novogyne generally will accept returns due to expiration within twelve months after the product has expired. An allowance for estimated sales returns is recorded based on (i) the historical experience of actual product returns and (ii) the estimated lag time between when an actual sale takes place in relation to when the products are physically returned by a customer. The historical actual returns rate is then applied to product sales during the estimated lag period to develop the returns estimate. Novogyne also considers trends and expectations for future demand and trade inventory levels. These policies cause a significant lag time between when a product is sold and the latest date on which a return could occur. Novogyne believes this is a reasonable basis on which to estimate returns exposure and incorporates the key factors that contribute to returns. In addition, Novogyne establishes sales returns allowances for product that has been recalled or that it believes is probable of being recalled. The methodology used to estimate product returns is based on the distribution and expiration dates of the affected product and overall trade inventory levels. These estimates are based on currently available information, and the ultimate outcome may be different than the amounts estimated given the subjective nature and complexities inherent in this area and in the pharmaceutical industry.
     The policy of Novogyne relating to supply of pharmaceutical products is to maintain inventories on a consistent level from year to year based on the pattern of consumption. A process exists to monitor on a monthly basis inventory levels at wholesalers based on gross sales volume, prescription volumes based on third party data and information received from the key wholesalers. Based on this information, the inventories on hand at wholesalers and other distribution channels are estimated to be approximately one month at December 31, 2005 and 2004. Novogyne believes the third party data sources of information are sufficiently reliable, however its accuracy cannot be verified.
     Cash discounts are offered to customers to encourage prompt payment. Cash discounts, which are typically 2% of gross sales, are accrued at the time of sale.
     Other sales discounts, such as consumer coupons and discount cards, are also offered. These discounts are recorded at the time of sale and estimated utilizing historical experience and the specific terms for each program.

     The following table represents a roll forward of the accruals for revenue deductions by major category, which will include December 31, 2005 data in Noven’s Form 10-K filing for the year ended December 31, 2005:

Accruals for
revenue deductions

Income Statement Charge
			Adjustments of	Current
	January 1, 2005	Payments	prior years	Year	December 31. 2005
	thousands	thousands	thousands	thousands	thousands
Medicaid, Medicare and State program rebates & credits including prescription drug savings cards

Managed health care rebates

Chargebacks including hospital chargebacks

Cash discounts, direct customer discounts & other deductions

Sales returns

Total
     Historical data before 2005 was not maintained in the same format for Novogyne and therefore Noven cannot provide this information.
     The following disclosure related to period to period comparisons of the amount of overall revenue deductions was included in Noven’s Form 10-K for the year ended December 31, 2004 (See “Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Equity in Earnings of Novogyne on page 39):
     Sales allowances consist of chargebacks, Medicaid rebates, managed healthcare rebates, cash discounts and other allowances, which tend to fluctuate based on changes in gross revenues. These sales allowances were 11%, 9% and 10% of gross revenues for the year ended December 31, 2004, 2003 and 2002, respectively.
     Noven will enhance this disclosure beginning with Noven’s Form 10-K for the year ended December 31, 2005 to include period to period comparisons of each type of reduction of gross revenues and in cases of meaningful or significant fluctuations, include reasons for such fluctuations, including the effect that changes in estimates of these items had on Novogyne’s revenues and operations.
     The SEC requested that, in discussing Novogyne’s estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period. Novogyne does not receive any information from pharmacies regarding inventory on hand (by product or by expiration period).
     In addition to the revised disclosure and in response to comments 1b and c, Novartis has advised Noven that there were no shipments made as a result of incentives in excess of customer’s ordinary course of business inventory level for the years ended December 31, 2005 and 2004.
Inventories, page 48
2.	For inventories of Noven’s generic fentanyl patch, which management has capitalized prior to obtaining FDA approval, please provide the following in disclosure-type format:
a)	The current status of the approval process at the balance sheet date including any contingencies needed to be resolved prior to obtaining FDA approval, the risks affecting the probability of obtaining FDA approval, and the estimated timing of obtaining approval.

b)	The specific nature of any safety and efficacy, manufacturing, and marketing or labeling issues outstanding and why the Company does not believe those issues affect its probable future benefit conclusion.

c)	The remaining shelf life of each product, as of each balance sheet date presented, and why the Company believes it will be able to realize the inventory prior to the expiration of the shelf life.

d)	The risks and uncertainties surrounding market acceptance of the product once approved and how this will effect the realization of the asset.

e)	The current status of product related litigation such as patent infringement lawsuits and the nature of all contractual restrictions that must be satisfied prior to the sale of the product, if any. Management should include within that disclosure a robust analysis of the effect any lawsuit and/or contractual restrictions had or will have on their initial assessment that an asset existed as well as their ongoing assessment of the realizability of the capitalized inventory.

f)	The effects of build-up of pre-launch inventory balances on liquidity.
     In response to comment 2a, Noven disclosed the status of the approval process at the balance sheet date in its Form 10-K for the year ended December 31, 2004 in Part I Item 1 “Business – Development Collaborations — Endo” on pages 11-12. As disclosed, Noven submitted an Abbreviated New Drug Application (“ANDA”) to the FDA in July

2003 seeking approval to market a generic fentanyl transdermal system. Noven’s ANDA for this product was accepted for filing October 1, 2003 and was under review at FDA on the balance sheet dates of December 31, 2003 and 2004, respectively. However, Noven held pre-launch inventory only as of December 31, 2004. As of that balance sheet date, Noven expected the FDA to approve its ANDA upon the expiration of the branded product’s exclusivity period in January 2005 or soon thereafter.
     In February 2005 the FDA approved the fentanyl transdermal system ANDA filed by one of Noven’s competitors. However, as previously reported in Noven’s 8-K dated September 28, 2005 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2005, at the September 27, 2005 meeting the FDA advised Noven that it did not expect to approve the ANDA for Noven’s generic fentanyl patch and was consequently ceasing its review of Noven’s ANDA, based on the FDA’s assessment of potential safety concerns related to the higher drug content in Noven’s generic product versus the branded product. As a result of the FDA’s decision to cease review of its ANDA and Noven’s determination that Noven would not have a future benefit for the pre-launch inventory, Noven deemed the entire $14.0 million of its previously capitalized fentanyl patch inventories to be non-saleable and recorded a $9.5 million charge to Noven’s cost of products sold for the three and nine months ended September 30, 2005. This charge represented the portion of the cost of the existing fentanyl inventories and purchasing commitments for raw materials allocable to Noven under its agreement with Endo Pharmaceuticals, Inc. (“Endo”). Under the agreement, Endo was responsible for the remaining $4.5 million of the fentanyl patch production costs, and Noven recorded a receivable of $4.5 million from Endo (which was subsequently collected by Noven.) Notwithstanding that Noven’s ANDA was not ultimately approved, Noven believes that the accounting for the asset prior to the FDA’s announcement of its decision in September of 2005 was appropriate as Noven, along with Endo, believed that it was probable that Noven and Endo would ultimately realize the future benefit of the inventory.
     In response to comment 2b, as Noven disclosed in its Form 10-K for the year ended December 31, 2004, in February 2005 the FDA approved a Supplemental New Drug Application relating to new labeling filed by the manufacturer of the branded product. See Part I Item 1 “Business – Development Collaborations — Endo” on pages 11-12. Noven was advised by the FDA that all pending ANDAs relating to the branded product, including Noven’s ANDA, would be required to be amended prior to approval to reflect recent changes in the branded product’s label. However, this requirement did not affect Noven’s future benefit conclusion because Noven was already working with the FDA with respect to a revised label for its fentanyl patch and expected to repackage existing inventory to reflect the revised labeling within a period of three to six months from February 2005, the time the FDA approved the Supplemental New Drug Application for the new labeling. In addition, the expected sales price for the generic fentanyl product still exceeded the manufacturing costs incurred including the costs of implementing the revised labeling.

     Until September 27, 2005, there were no other safety, efficacy, manufacturing or marketing issues outstanding that would affect the realization of the future benefit of the inventory.
     In response to comment 2c, the shelf life for Noven’s generic fentanyl patch was two years and Noven was informed by Endo that pre-launch inventories with a shelf life equal to or greater than one year were generally deemed adequate to market the product. Because Noven expected the FDA to approve its generic fentanyl patch upon the expiration of the branded product’s exclusivity period in January 2005 or soon thereafter (as the FDA in fact did for a competitor’s generic fentanyl patch), Noven believed that it would be receive product approval from the FDA prior to the pre-launch inventory reaching the one-year dating and therefore, Noven would able to realize the inventory prior to expiration of the product shelf-life.
     In response to comment 2d, for generic products such as Noven’s fentanyl transdermal patch, there are typically few risks and uncertainties concerning market acceptance because the brand product has an established demand, and the lower priced generic product may be substituted for the referenced branded product. Noven does not believe this risk affected the realization of the asset.
     In response to comment 2e, to Noven’s knowledge, there was no product related litigation such as patent infringement lawsuits relating to its generic fentanyl transdermal system and Noven disclosed in its Form 10-K the nature of all material contractual restrictions that were required to be satisfied prior to the sale of the product in its Form 10-K for the year ended December 31, 2004 in Part I Item 1 “Business – Development Collaborations — Endo” on pages 11-12. The contractual restrictions did not impact Noven’s initial or ongoing assessments in light of the fact that (i) Noven believed that the FDA would approve its product in a reasonable period of time, (ii) Noven was in the process of manufacturing launch supplies at Endo’s request and (iii) even if Endo were to terminate the agreement and the rights to the generic fentanyl patch were returned to Noven, Noven believed the product could still be out-licensed to another collaborative partner or otherwise commercialized by Noven.
     In response to comment 2f, Noven disclosed the effect of the inventory build-up on its liquidity in its Form 10-K for the year ended December 31, 2004. See Part II Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources — Short-term and Long-term Liquidity” on page 42. Noven believes such disclosure properly describes the impact of such inventory on Noven’s short-term and long-term liquidity.

Financial Statements
Statements of Operations, page 82
3.	Please tell us how you have complied with Item 4-08(k) and Item 5-03(b)2 of Regulation S-X as you do not disclose separately the costs of product revenues generated from a related party.
     Noven will revise its Statements of Operations to disclose for all periods reported therein the costs of products sold related to the revenues generated from Novogyne (a related party) in future filings beginning with its Form 10-K for the year ended December 31, 2005.
Statements of Cash Flows, page 84
4.	Please tell us how you have complied with SFAS 95 as it would appear the distributions received from Novogyne would be considered an investing activity.
     Noven believes that it has complied with Statement of Financial Accounting Standards No. 95 (“SFAS 95”) “Statement of Cash Flows” because Noven’s cumulative equity in earnings from Novogyne exceeded the cumulative distributions from Novogyne. SFAS 95 distinguishes between returns of investment, which should be classified as inflows from investing activities (see paragraph 16b), and returns on investment, which should be classified as inflows from operating activities (see paragraph 22b). AICPA Technical Practice Aid (TIS Section 1300.18), “Presentation on the Statement of Cash Flows of Distributions From Investees With Operating Losses,” also highlights the distinction made in SFAS 95. Accordingly, SFAS 95 requires entities to determine whether distributions received from an equity method investee represent a “return on” or a “return of” the related investment.
     APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock”, indicates that dividends (“distributions”) received from a cost method investee in excess of earnings subsequent to the date of investment are considered a return of investment. Noven believes it would also be appropriate to apply this definition to distributions received from an equity method investee. Accordingly, Noven believes returns on investment in an equity investee can be distinguished from returns of investment in an equity investee based on a comparison of cumulative distributions received by the investor to the investor’s cumulative equity in earnings or an evaluation of the specific facts and circumstances of each distribution to determine the nature. Cumulative distributions that do not exceed cumulative equity in earnings should represent returns on investment and should be classified as cash inflows from operating activities. Cumulative distributions in excess of cumulative equity in earnings should represent liquidating distributions or returns of investment; therefore, such excess should be classified as cash inflows from investing activities. Furthermore, the nature of each distribution declared by Novogyne was a return on investment rather than a return of investment.
     Through December 31, 2004, cumulative distributions from Novogyne to Noven did not exceed Noven’s cumulative equity in earnings from Novogyne and, therefore, Noven believes all cash distributions were properly classified as cash inflows from operating activities.
Notes to Financial Statements
2.	Summary of Significant Accounting Policies
Inventories, page 86
5.	Please provide to us, in disclosure-type format, a description of the accounting policy regarding capitalization of unapproved products, which specifically states the point during the FDA approval process that management determines a probable future benefit exists. Specifically address whether management uses the lower of cost or market principle applied to inventory taken as a whole or is separately evaluated.
6.	Please provide us in disclosure-type format a breakdown of the $10.8 million in inventories capitalized prior to obtaining FDA approval between finished goods, work in process, and raw materials.
     In response to this comment, Noven intends to include the following description of its accounting policy for inventories in its Form 10K for the year ended December 31, 2005 substantially as set forth below:
     Inventories
     Inventories consist primarily of raw materials, work in process and finished goods for our commercial branded products and under certain circumstances pre-launch branded and generic products. Inventory costs include material, labor and manufacturing overhead. As appropriate, Noven reflects provisions necessary to reduce the carrying value of its inventories to net realizable value. To date, Noven has not experienced any difficulty acquiring materials necessary to manufacture its products. Certain raw materials and components used in the manufacture of its products (including essential polymer adhesives and other critical components) are, however, available from limited sources, and in some cases, a single source. No assurance can be given that Noven will not experience difficulty in the future. Other than products produced for commercial sale or to meet the requirements for production of pre-launch inventories, Noven’s policy is to immediately recognize as expense all inventory purchased for research and development purposes.

     Commercial Inventories
     Inventories are stated at the lower of cost (first-in, first-out method) or market. Noven evaluates lower of cost or market separately for commercial and pre-launch inventories. In evaluating whether inventory is stated at the lower of cost or market, management considers such factors as the amount of inventory on hand, remaining shelf life and current and expected orders from Noven’s collaboration partners based on market conditions, including levels of competition.
     Pre-Launch Inventories
     From time to time Noven may manufacture launch or commercial quantities of its branded or generic product candidates prior to the date that Noven anticipates that such products will receive FDA final marketing approval or the satisfactory resolution of the patent infringement litigation, if any, involving the product but after the successful completion of the clinical development program and the initial filing of regulatory documents with the FDA. Noven will capitalize pre-launch quantities into inventories when Noven believes it is probable that (i) a future economic benefit will be derived from the commercialization of the product and/or the risk of pre-launch inventories is transferred to Noven’s collaborative partner, (ii) the FDA will approve the marketing of the product, (iii) Noven will validate its process for manufacturing the product within the specifications that have been or will be approved by the FDA for such product, and (iv) particularly in the case of a generic product, Noven will prevail in any patent infringement litigation. In evaluating whether it is probable that Noven will derive future economic benefits from its pre-launch inventories and whether the pre-launch inventories are stated at the lower of cost or market, Noven considers, among other things, the remaining shelf life of that inventory, the current and expected market conditions, the amount of inventory on hand, the substance of communications with the FDA during the regulatory approval process and the views of patent and/or litigation counsel.
     All of these criteria are re-assessed each reporting period in connection with Noven’s determination on whether pre-launch quantities of the applicable product are stated at lower of cost or market. Noven makes provisions through cost of goods sold to reduce pre-launch inventories to their net realizable value.
     There are typically few risks and uncertainties concerning market acceptance of Noven’s approved generic products because the branded product has an established demand, and its lower priced product may be substituted for that referenced brand product. For Noven’s branded products, the risk of pre-launch inventories is generally transferred to its collaborative partner.
     The manufacture of pre-launch inventories requires Noven to, among other things, begin to validate Noven’s manufacturing processes in accordance with FDA regulations and the specifications for the product expected to be approved by the FDA. In order to be able to launch the product promptly upon the receipt of FDA approval, Noven must commence the validation process well before the date Noven anticipates the product will be approved. This process may entail a “scale-up” process in which, Noven evaluates and, as necessary, modifies the equipment and processes employed in the manufacture of the new product to efficiently manufacture the product. Noven expenses scale-up activities, including the raw material used in such activities. Noven capitalizes direct and indirect manufacturing costs incurred during the manufacture of validation lots that it anticipates that it will be permitted to sell by the FDA as well as the manufacture of additional product to meet estimated launch demand.
     The manufacture of pre-launch inventories involves the risk that FDA may not approve such product(s) for marketing on a timely basis or at all, that each approval may require additional or different testing and/or specifications than what was performed in the manufacture of such pre-launch inventory, and/or that the results of related litigation may not be satisfactory. If any of these risks were to materialize with respect to a given product or if the launch of such product is significantly postponed, Noven may record additional provisions, which could be material. Shelf lives of pre-launch inventories generally exceed one year.
     The following are the major classes of inventories as of December 31, 2004 (in thousands):

	2004
	Commercial	Pre-Launch	Total
Finished goods	$610	$—	$610
Work in process	1,490	5,032	6,522
Raw materials	3,083	5,773	8,856

Total	$5,183	$10,805	$15,988

     Pre-launch inventories as of December 31, 2004 consist of inventories to manufacture launch supplies of Noven’s generic fentanyl patch. However, as previously disclosed, on September 27, 2005 the FDA advised Noven that it did not expect to approve the ANDA for Noven’s generic fentanyl patch and was ceasing its review of Noven’s ANDA. As a result of the FDA’s decision to cease review of its ANDA and Noven’s determination that Noven would not have a future benefit for the pre-launch inventory, Noven deemed the entire $14.0 million of its previously capitalized fentanyl patch inventories to be non-saleable and recorded a $9.5 million charge to Noven’s cost of products sold for the three and nine months ended September 30, 2005. This charge represented the portion of the cost of the existing fentanyl inventories and purchasing commitments for raw materials allocable to Noven under its agreement with Endo Pharmaceuticals, Inc. (“Endo”). Under the agreement, Endo was responsible for reimbursing Noven for the remaining $4.5 million of the fentanyl patch production costs, and Noven recorded a receivable of $4.5 million from Endo (which was subsequently collected by Noven).

     Noven will provide this disclosure of commercial and pre-launch inventories as of December 31, 2005 in its Form 10-K for the year ended December 31, 2005.
5. Contract and License Agreements
Shire Collaboration, page 96
7.	Please tell us how the deferral of direct costs incurred in pursuit of approval of your methylphenidate patch and recognition of these costs against a portion of the $25 million deferred revenue previously received complies with GAAP. Please cite the appropriate literature management relied upon. Additionally, please support the current presentation within your Statements of Cash Flows of the changes in these costs within operating activities.
     As noted above, the response to this comment will be provided supplementally by no later than Friday, February 10, 2006.
Vivelle Ventures LLC
Statement of Operations, page 116
8.	We note that you do not include amortization of the marketing rights of the CombiPatch within costs of sales. Please tell us how you have complied with SAB Topic 11:B. Acceptable alternatives are classification of amortization amount with costs of sales or expanding the costs of sales caption to include parenthetical disclosure indicating that amortization is excluded and the amount of amortization excluded from costs of services. Your gross margin discussion in MD&A should be consistent with this presentation. In this regard if you exclude amortization from cost of sales, the MD&A discussion should clearly state the nature and amount of the amortization that is excluded.
     Novogyne has considered the Staff’s comment and acknowledges that in order to comply with SAB Topic 11-B and exclude the amortization from costs of sales, Novogyne should not have separately presented gross profit and should have included the parenthetical disclosure next to cost of sales and gross profit indicating such amortization was excluded.
     Novogyne will revise its Statements of Operations to include the amortization of the marketing rights of CombiPatch within cost of sales for all periods presented in future filings beginning with Noven’s Form 10-K for the year ended December 31, 2005. Noven will accordingly revise its Management’s Discussion and Analysis of Financial Condition and Results of Operations discussion on gross margin to include this amortization as a part of cost of sales for all periods presented.

     As requested in your letter, Noven acknowledges that:
•	Noven is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Noven may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any remaining questions or comments, or if we can provide any additional information, please contact me at (305) 964-3308.

Very truly yours, NOVEN PHARMACEUTICALS, INC.
By:	/s/ Diane M. Barrett
Diane M. Barrett
Vice President and Chief Financial Officer

cc:	Kevin Woody, Branch Chief Novartis Pharmaceuticals Corporation